THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 4, 2013

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
File No. 333-185140

Dear Mr. Reynolds:

              In response to your letter of comments dated February 8, 2013, please be advised as follows:

General

1.           Reference to “private placement memorandum” on page 21 has been removed.

Prospectus Summary

2.           The language referenced has been deleted.

Determination of the Offering Price

3.           The entire section has been rewritten to explain the basis for the resale of the common stock at two different prices until such time as a market develops for the common stock.

Rule 144

4.           Risk Factor No. 13 has been deleted.

Mr. John Reynolds
Securities and Exchange Commission
RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
File No. 333-185140
March 4, 2013
Page 2

Financial Statements

5.           The financial statements have been updated through December 31, 2012.

6.           The discrepancy regarding the warrants has been corrected.

7.           The discrepancy regarding the warrants has been corrected.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Idaho North Resources Corp.